June 19, 2013

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	AOL Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-34419

Dear Mr. Krikorian:

On behalf of AOL Inc. (the “Company”), this letter responds to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated June 6, 2013, setting forth comments regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed by the Company with the Securities and Exchange Commission (the “SEC”) on February 28, 2013.

Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Trends, Challenges and Uncertainties Impacting Our Business, page 31

1.	Your discussion of trends, challenges and uncertainties should provide insight into the extent to which reported financial information is indicative of future results. Tell us what consideration you gave to quantifying how the items identified have contributed to your historical performance and are expected to impact future results, to the extent reasonably available. For example, consider discussing the historical and expected concentrations in programmatic buying of advertising inventory and sales of premium formats and video, including the related impact on pricing and margins. Refer to Item 303(a)(3)(ii) of Regulation S-K and Sections III.A and III.B.3 of SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

June 19, 2013

We believe we addressed the trends, challenges and uncertainties impacting our business in accordance with Item 303(a)(3)(ii) of Regulation S-K. As noted further below, we discussed several trends in order to provide broad context to enable a reader to better understand our business. Our consideration regarding quantification of each of the trends, challenges and uncertainties discussed in our 2012 Form 10-K is summarized as follows:

With respect to the trend describing the decline in our subscriber base, we provided quantification related to churn and the tenure of our domestic AOL-brand access subscribers under “Key Metrics, Subscriber Access Metrics” on page 34. In future filings, we will incorporate or include reference to quantifications included elsewhere in our filings that are relevant to a trend, challenge or uncertainty impacting our business.

With respect to the trend regarding programmatic vs. premium buying of online advertising inventory, we concluded that this represented a developing industry trend that may have a future impact on our financial performance. As a result, we have described the qualitative impact of this potential trend, and how our business is poised to capitalize on such trend.

With respect to the trend describing the differing cost structures between advertising offerings, we provided this disclosure to assist readers in understanding the differing operating income impact of growth in Third Party Network revenue, which incurs higher traffic acquisition costs (TAC), as compared to growth in display advertising revenue on AOL Properties, which traditionally does not incur TAC.

With respect to the trend regarding the premium video opportunity, similar to the programmatic vs. premium buying of advertising inventory discussed above, we concluded that this represented a developing industry trend that may have a future impact on our financial performance. We have described the qualitative impact of this potential trend, and how our business is poised to capitalize on such trend.

While it is especially challenging to attempt to quantify the future impact of any identified trend, if these trends further develop into a significant impact on our financial performance and quantification is reasonably available, we expect to quantify in future filings.

Key Metrics, page 34

2.

In the second paragraph of this section, you state that you “can provide no assurance as to the accuracy” of certain metrics included in your annual report. Your quarterly report on Form 10-Q for the fiscal quarter ended

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

June 19, 2013

March 31, 2013 contains similar language. Information in your periodic reports must be based on reasonable and sound assumptions. Please ensure that future filings do not suggest that you could lack a reasonable belief as to the accuracy and completeness of metrics in the filing.

We will revise the disclosure in future filings to remove the following statement:

“While we are familiar with the general methodologies and processes that Media Metrix uses in estimating unique visitors, we have not performed independent testing or validation of Media Metrix’s data collection systems or proprietary statistical models, and therefore we can provide no assurance as to the accuracy of the information that Media Metrix provides.”

Consolidated Results of Operations

Revenues, page 35

3.	We note that you refer to multiple contributing and offsetting factors that contributed to the changes in revenue. Tell us what consideration you gave to providing an indication of the magnitude of each of the factors or events you identify. Your discussion should also specifically quantify the extent to which material changes in revenues are attributable to changes in price or changes in volume. For example, consider quantifying the increase in Third Party Network revenue from the increase in the number of publishers and from the increase in sales of premium packages and products. Also consider quantifying the extent that the decline in domestic display revenue from more impressions moving to Third Party Networks were offset by both the increase in sales of premium formats and video and the growth in revenue from Patch. Also consider whether any additional items may be quantified in your discussion of segment results of operations. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We acknowledge that certain of our disclosures refer to multiple contributing and offsetting factors related to the changes in the components of advertising revenue (i.e. display revenue, search revenue and Third Party Network revenue). While our current disclosures do quantify the changes in the components of our advertising revenues noted above, we considered the additional factors to be additional narrative discussion of the drivers of such changes, at a level below display, search and Third Party Network advertising revenue. We had concluded that quantifying these additional factors was not necessary to aid a reader in understanding our business and in understanding the trends. However, we take note of your comment and in future filings, we will consider further quantifying the impact of contributing and offsetting factors on changes in revenues, to

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

June 19, 2013

the extent reasonably possible. For example, we note that in future filings, we would evaluate the disclosure related to our display advertising revenue to quantify the contributing and offsetting drivers, such as the increases due to increased AOL Properties impressions sold and improved reserved pricing, to the extent reasonably available.

Segment Results of Operations, page 46

4.	MD&A should provide a balanced view of the underlying dynamics of your business, including disclosure of all key variables and other factors that management uses to manage the business that would be material to investors. Tell us what consideration you gave to disclosing and analyzing key trends and indicators of financial condition and operating performance underlying your segment performance resulting from the performance of each of the website properties included in each segment. In this regard, we note, for example, from your earnings call on May 8, 2013 that the Brand Group “encompasses a number of brands in different stages of their life cycles and some contributing to the overall brand profitability more than others.” Consider whether you should discuss the key financial or non-financial metrics that management uses to measure profitability or performance for the individual brands. Refer to Item 303(a)(3)(i) and (ii) of Regulation S-K and Sections III.B of SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We agree that MD&A should provide a balanced view of the underlying dynamics of our business. In determining our disclosures, we considered the trends underlying our segments, including the performance of individual web properties, such as revenue growth or increased investment in such web property. Where applicable in our disclosures, we have included such discussions as further noted below.

In measuring the performance of individual web properties, we apply the same financial and non-financial metrics (for example revenue and unique visitors) as those used in our consolidated and segment financial performance. These metrics generally reflect similar trends as those disclosed in our segment results of operations. In instances where we have identified a material trend attributable to a specific web property, we have discussed it in our disclosures. For example, in past filings we have discussed revenue and cost trends related to our recent acquisitions.

In considering key trends underlying our segment performance specific to the Brand Group, we considered the key trends to be those related to the service that the Brand Group provides to our customers, which is advertising services. Our advertising services are provided consistently across our various web properties. Our collection of web properties generates user engagement by which we are able to provide these advertising services. We do not view the web properties as individual products, but rather as part of

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

June 19, 2013

a broader offering to internet users which allows us to provide advertising services to customers. For example, we may sell a national advertising campaign to an advertiser that is run across a variety of our web properties. As many of our revenue arrangements are variable and driven by the number of impressions, click-throughs or other user actions related to the advertisement, we monitor our web properties for alignment with our expectations of the performance of our advertising services. We may also monitor the traffic acquisition cost or content costs used to generate user engagement in assessing the performance of our advertising services.

Regarding the statement on our earnings call on May 8, 2013, as some of our web properties are more established than others (e.g, aol.com), they require less upfront investment and less direct costs to generate user engagement than some of our more recently developed or acquired web properties. As mentioned above, where this has been relevant to our results of operations, this has been discussed within our MD&A.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 13 – Segment Information, page 98

5.	Tell us what consideration you gave to disclosing revenue from external customers for each product and service or each group of similar products and services for each period presented. In this regard, we note that you highlight the significant products or services included in each segment in the table in your earnings release on Form 8-K filed February 8, 2013. Refer to ASC 280-10-50-40.

In evaluating revenues from external customers for each service or each group of similar services, we considered our service offerings within each segment to represent a group of similar services.

We consider the service provided by the Brand Group to be advertising services to customers, which is consistent across all brands. The Brand Group provides high quality content to internet users by creating original content, aggregating third party content and encouraging user content specific to each brand, and the primary source of revenue is online display and search advertising which is presented along with the content. As noted in our response to question 4, the web properties within the Brand Group generate user engagement by which we are able to provide our advertising service to customers. We do not view the web properties as individual products but as an offering to internet users which allows us to provide advertising services to customers. Going forward, we plan to revise our disclosures in future filings to provide this clarification.

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

June 19, 2013

The Membership Group provides our subscription service offerings to internet users, including access to the internet. Our e-mail and instant messaging services are also included in this segment; however, they generally reflect similar trends as those disclosed in our segment results of operations and, due to their size relative to our access offerings, they do not have a significant impact on the overall trends of the segment.

AOL Networks provides a suite of advertising services to advertisers where we sell third party offerings, which are represented by the various brands listed in the table to our earnings release that was furnished on Form 8-K on February 8, 2013. While we offer various formats to advertisers, such as video, we view the various options of delivering our inventory and providing advertising services as a similar group of services, and therefore we concluded that it was most appropriate to disclose advertising revenues in total for the Third Party Network as opposed to individual services.

Item 11. Executive Compensation, page 108 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed March 20, 2013)

Executive Compensation

Compensation Discussion and Analysis

Long-Term Incentives, page 47

6.	Your disclosure here, and on pages 55 through 64, does not appear to discuss the specific reasons for the size of the equity grants to each of your named executive officers. For example, it is unclear why you awarded equity to named executive officers that entered into new employment agreements, why you granted Mr. Brown and Ms. Jacobs annual 2012 equity grants, and how you determined the amounts awarded. Although you state that you reviewed peer group and salary survey data and the actual number of shares subject to each type of award “was determined in a manner similar to that for Mr. Armstrong’s awards,” you do not appear to explain how you determined the “approved value” for each named executive officer, including Mr. Armstrong. Please address this in future filings. See Item 402(b) of Regulation S-K.

We will revise this disclosure in future filings to clarify the reasons for the size of the equity grants to our named executive officers, including how we determined the “approved value” for each named executive officer, in accordance with Item 402(b) of Regulation S-K.

Item 15. Exhibits Financial Statement Schedules, page 109

7.	You state that the agreements filed as exhibits are not intended to provide factual information or other disclosure and that investors and security

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

June 19, 2013

holders should not rely on them. We note similar language in the Exhibits section of your quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2013. Please ensure that future filings do not suggest that agreements filed as exhibits do not constitute disclosure about the company and may not be relied upon. Statements that other disclosure regarding the company included or incorporated in your periodic reports may supplement, update or modify the disclosure in the exhibits may be appropriate. In addition, statements about the intent of the parties with respect to the information in the exhibits at the time of execution may also be appropriate. For guidance, refer to SEC Release No. 34-51283.

We will revise the disclosure in future filings to remove the following statements:

“The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.”

8.	You also state that the representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Please confirm that you considered whether additional specific disclosure of information regarding contractual provisions was necessary to ensure that the disclosure in your filings was not misleading. For guidance, refer to SEC Release No. 34-51283.

We acknowledge the Staff’s comment, and we confirm that the Company determined that additional specific disclosure of information regarding contractual provisions was not necessary to ensure that the disclosure in our filings was not misleading. As noted in our response to question 7, we will revise the disclosure in future filings to remove the referenced statement.

*****

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

June 19, 2013

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 206-5022 with any questions.

Sincerely,

/s/ Karen Dykstra

Karen Dykstra

Executive Vice President &

Chief Financial Officer

cc:	Julie Jacobs, Esq., AOL Inc.
Brian J. Lane, Esq., Gibson, Dunn & Crutcher LLP